Mail Stop 3561

July 17, 2007

Michael P. Connors
Chief Executive Officer
Information Services Group, Inc.
Four Stamford Plaza
107 Elm Street
Stamford, CT 06902

>   **Re: Information Services Group, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed June 19, 2007**
>   **File No. 1-33287**

Dear Mr. Connors:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1. Please revise the cover page and throughout your proxy statement to delete references to common stock "issued in the initial public offering." For example, you state that each stockholder has the right to convert. Because public investors who purchased in the open market may have conversion rights, please avoid unnecessary references to the initial public offering that may be confusing.

Industry and Market Data, page ii

2. Please revise to delete all statements indicating that you are not responsible for the accuracy or completeness of the information appearing in the proxy.

Questions and Answers About the Proposals, page 2

3. We note your statement that "TPI is well-positioned to take advantage of growth opportunities in the sourcing advisory services industry." Any statements contained in your Schedule 14A concerning management's beliefs, particularly those referencing the future, should be accompanied by information supporting those beliefs or include appropriate qualifying language. Please revise your disclosure throughout as appropriate.

Summary, page 10

4. Please substantiate or delete the statements that "TPI has grown to become the largest independent sourcing advisory firm in the world….distinguished by its comprehensive scope of services; industry expertise; unparalleled proprietary data and market intelligence…."

The Acquisition Proposal, page 11

5. Please discuss the "certain other conditions" you refer to that are required for completion of the acquisition.

The Equity Incentive Plan Proposal, page 12

6. Please clarify whether you intend to issue options under the equity incentive plan regardless of plan approval.

TPI Selected Consolidated Historical Financial Data, page 20

7. Reference is made to your presentation of EBITDA and the disclosure in footnote (2) on page 21. Please revise to provide all of the disclosures required by Item 10(e) of Regulation S-K. In that regard:

    •   A non-GAAP measure that is calculated differently from EBITDA as described in paragraph (1)(ii)(A) of Item 10(e) of Regulation S-K should not be characterized as EBITDA. Please revise the title of the non-GAAP EBITDA measure to clearly identify the measure being used and all adjustments. Refer to Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which is available on our website at sec.gov/divisions/corpfin/faqs/nongaapfaq.htm (the "Non-GAAP FAQ").

- It appears that you use EBITDA as a non-GAAP liquidity measure. As such, provide a reconciliation of the non-GAAP measure to cash flows from operating activities. Refer to paragraph (a)(i)(B) of Regulation S-K.

- Disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business, the economic substance behind management's decision to use the measure, the material limitations associated with the use of the measure as compared to the use of the most directly comparable GAAP measures and the manner in which management compensates for the limitations when using the non-GAAP measure. Refer to Question 8 of the Non-GAAP FAQ.

- Provide cautionary disclosure that the non-GAAP measure may not be comparable to similarly titled measures used by other entities.

Please similarly revise your disclosure in footnote (1) in summary unaudited pro forma condensed combined financial information on page 23. Also, the disclosures required by Item 10(e) of Regulation S-K should be included in TPI management's discussion and analysis of financial condition and results of operations on page 113 given the reference to EBITDA on pages 117, 119 and 120.

<u>Summary Unaudited Pro Forma Condensed Combined Financial Information, page 22</u>

8. Please present historical and pro forma per share data of ISG and historical and equivalent pro forma per share data of TPI for the following items:

        i.   Book value per share as of the date for which financial data is presented;

       ii.   Cash dividends declared per share for the periods for which financial data is presented; and

     iii.   Income (loss) per share from continuing operations for the periods for which financial data is presented.

Refer to Item 14(b)(10) of Schedule 14A.

Risk Factors, page 24

9. Please refer to the risk factors appearing on page 29 discussing compliance with investor protection provisions of Sarbanes-Oxley. Please relocate the information to appear elsewhere in your prospectus, as we believe it is inappropriate to characterize compliance with the investor protection provisions of Sarbanes-Oxley as creating a risk to investors. If you believe that there is a specific reason for which you may not be able to comply with your regulatory obligations as a public company that would create a material risk to investors, please revise the risk factor accordingly.

To complete the proposed acquisition, we will incur a substantial amount of debt…, page 31

10. Given the substantial amount of debt you will incur, please discuss your sensitivity to interest rate movements.

Special Meeting of ISG Stockholders, page 40

11. We note that shareholders must tender their stock certificates prior to the special meeting in order to convert shares in connection with the merger transaction. In issuing the following comments, please understand that we are particularly concerned with the procedures that shareholders must follow in electing to convert their shares as well as the timeframe available to them to perfect their rights. Please address the following:

- Please provide clear disclosure on the cover page, Q&A and summary sections regarding the additional steps that must be taken to elect conversion. Your revised disclosure should clarify the steps required for holders in "street name" to exercise their conversion rights. Please also clarify the percentage of shares that are held in "street name."

- Add clear disclosure explaining the reason for requiring shareholders to tender certificates prior to the vote, when there is no guarantee that conversion will occur.

- Provide clear disclosure as to the minimum amount of time that will be provided between the mailing of the proxy and the date when shares must be tendered for conversion rights. Explain whether the minimum amount would be sufficient for an average investor to meet the steps required to exercise their conversion rights.

- Provide clear disclosure regarding any costs associated with tendering the physical or electronic shares and any other requirements or steps to elect conversion.

- We note that these additional steps will make it more difficult for investors to elect conversion and are more likely to result in shareholders potentially not meeting all of the requirements for conversion. Please revise your summary and Q&A to contrast your procedures for conversion with the conversion process of the traditional SPAC, including any fees and steps that would be necessary even if conversions do occur. Please include a risk factor highlighting the additional steps and differences between your procedures and the conversion feature of a traditional SPAC. To the extent you have considered whether the additional step may minimize conversions and avoid further indebtedness or possible rejection of the proposed transaction, revise to clarify. We may have further comment.

- Please explain in greater detail the procedures you will follow assuming a shareholder tenders his shares, the merger is voted down, and you wind up your affairs subject to a subsequent proxy vote.

The Acquisition Proposal, page 45

12. Please clearly state that there are not any related parties to the acquisition.

13. Please discuss in greater detail the future operations of TPI given that the officers, directors and principal advisors are not full time positions.

Background of the Acquisition, page 45

14. Please revise your disclosure on page 47 to more fully discuss why you did not pursue further a business combination with any of the four potential target companies you refer to. Your current disclosure is vague in this regard.

15. We note disclosure on page 48 indicating that various discussions took place between ISG representatives and Monitor Clipper Partners representatives on various subjects including the ISG IPO, the background of its principals and the process for obtaining stockholder approval of a transaction as well as the TPI financials and ownership structure. Please revise to discuss in more specific detail the nature of these discussions. Further disclose how these discussions contributed to the transaction.

16. Please revise to further discuss the role of PricewaterhouseCoopers LLP in the transaction.

17. Please discuss the material findings of the New England Consulting Group in its work performed on TPI.

ISG's Board of Directors' Reasons for the Approval of the Acquisition, page 50

18. We note the factors you have provided here, however, it is unclear how those factors supported your decision to recommend the transaction. For example, your disclosure that "TPI has a world class reputation with talented, knowledgeable advisors" does not adequately address how this factor assisted you in recommending the transaction. Please revise to disclose the risk and benefit of each factor as it relates to your prospects.

19. Please revise your discussion on page 53 to address the board's consideration of indebtedness, future interest payments and the financing commitment contemplated by the proposed transaction. Please advise if you do not believe these were negative factors.

Opinion of Evercore Group L.L.C., page 55

20. Please provide us with a copy of the board books and any other materials distributed by Evercore Group to assist the board in evaluating the transaction.

21. We note your disclosure that the board determined that the acquisition is fair to and in the best interests of ISG and its stockholders and that Evercore delivered an opinion to that effect. We also note that you encourage shareholders to read the opinion. Please revise to delete statements limiting shareholders' reliance on the fairness opinion or, alternatively, provide an analysis explaining why you believe it is appropriate to both limit shareholders' reliance and describe the opinion in connection with the board's evaluation and recommendation.

Peer Group Trading Analysis, page 57

22. Please further explain how the companies were identified for comparison in this transaction.

Representations and Warranties, page 64

23. We note your disclosure that the representations and warranties contained in the purchase agreement have been made solely for the benefit of the other parties to the transaction and that stockholders should not rely on the representations and warranties as characterizations of the actual state of facts. Please revise your disclosure to remove these statements.

Debt Financing, page 69

24. Please disclose the material terms of any financing you have obtained, including, but not limited to (a) the interest rate formula; (b) security interests granted; (c) debt covenants and acceleration provisions; and (d) any assurances or conditions required before entering into the financing commitment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 75

25. Please revise footnote (K) on page 82 to clarify if the adjustment relates to termination and compensation agreements entered into as part of the acquisition agreement. If the adjustment is not related to termination and compensation agreements entered into as part of the acquisition agreement, please tell us why the adjustment is appropriate. Refer to paragraph (b)(6) of Article 11 of Regulation S-X.

26. Please revise footnote (M) on page 83 to state whether the assumed interest rate reflects current interest rates or the rate for which you have a commitment. If actual rates in the transaction can vary please disclose the effect of a 1/8 percent variance in the interest rates.

27. Please disclose weighted average shares outstanding and earnings per share data of ISG on a historical basis in the unaudited pro forma condensed combined statements of operations on pages 77 and 78.

28. Please disclose the factors that contributed to a purchase price that result in the recognition of goodwill in purchase price allocation in Note 3 on page 83.

29. Please disclose the significant assumptions used to estimate the fair value of intangible assets disclosed in Note 3 on page 83. Also, please consider providing

a sensitivity analysis for a change in the allocation of the purchase price to intangible assets and/or estimated lives which may produce different outcomes.

Adjournment Proposal, page 92

30. Please revise, here and elsewhere, to clearly indicate that in no event will you seek adjournment which would result in your soliciting of shares, having a shareholder vote, or otherwise consummating a merger transaction after your termination date. Alternatively, please advise why no revision is necessary.

ISG Management's Discussion and Analysis of Financial Condition and Results of Operations, page 97

Liquidity and Capital Resources, page 97

31. Please revise to provide a discussion of changes in cash provided or used by operating, investing and financing activities. Additionally, please provide a discussion of your redeemable common stock since it could potentially result in a material decrease in your liquidity. Refer to Item 303 of Regulation S-K.

32. Please clearly state whether you have violated any of the debt covenants indicated.

TPI's Strengths, page 102

33. Please balance your disclosure with a discussion of the challenges facing TPI.

TPI's Strategy, page 103

34. Please revise your disclosure throughout this section to delete the promotional statements regarding TPI. Further provide support for all qualitative and quantitative information appearing in this section and in the Management's Discussion and Analysis section beginning on page 113. For example, we note the following:

- TPI possesses databases…including over 2,500 separate TPI engagements and 600 outsourcing transactions representing a cumulative TCV of approximately $250 billion;

- In 2006, TPI advised on over 25 percent of the TCV for global commercial outsourcing contracts awarded with TCV greater than $50 million.

TPI Management's Discussion and Analysis of Financial Condition and Results of Operations, page 113

Results of Operations – The Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 120

Income Tax Expense (Benefit), page 121

35. Please disclose the nature of uncertain tax matters disclosed on page F-31 and the effect of the reversal of the liability related to these items on your effective tax rate.

Liquidity and Capital Resources, page 121

36. Please revise your discussion of changes in cash provided or used by operating activities to explain in a reasonable amount of detail the underlying reasons for significant changes attributable to working capital items, including prepaid expenses and other assets, accounts payable and deferred revenue.

Directors and Executive Officers, page 129

37. Please revise the biography of Mr. Chrenc to clearly state employment information for the past five years. Please also revise the biography of Mr. Weissman to discuss the business of Cognizant Corporation.

Security Ownership of Certain Beneficial Owners and Management, page 135

38. Please revise your disclosure in footnote (3) to the table to identify those natural person(s) having voting or control power over Fir Tree.

Certain Relationships and Related Party Transactions, page 137

39. Please clearly indicate whether the related transactions were on terms at least as favorable to the company as those available from unaffiliated parties.

Conflicts of Interest, page 137

40. The conflict of interest discussion relating to future business opportunities and the part-time nature of the officers, directors and senior advisors should be included in the risk factors section.

41. Please include a more detailed discussion on how you intend to minimize the potential conflicts of interest.

Proxy Card

42. Please attach a proxy card for our review. We may have further comment.

Financial Statements of Information Service Group, Inc.

Balance sheets, page F-3

43. Please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets included in prepaid expenses and other current assets. Refer to Rule 5-02.8 of Regulation S-X.

44. Please state amounts due to trade creditors separately from accrued expenses. Refer to Rule 5-02.19 of Regulation S-X.

Statements of Stockholders' Equity (Deficit), page F-5

45. Please revise to include the date, number of shares of stock, warrants and other equity securities issued and per share or other equity unit amounts for each issuance. Refer to paragraph 11(d) of SFAS 7.

Note B – Summary of Significant Accounting Policies, page F-8

46. Please disclose your accounting policy related to deferred acquisition costs. Please tell us the nature of the costs capitalized.

47. Please disclose a general description of redeemable common stock including the redemption features and rights of the holders in the event of default. Refer to Rule 5-02.28(c) of Regulation S-X. Please explain to us how you are accounting for common stock subject to possible redemption and why your accounting complies with the measurement principles of EITF Topic D98. In doing so, please tell us:

- How you determined the fair value and initial carrying amount of redeemable common stock at the date of issuance;
- Whether it is probable that the common stock will become redeemable and, if not, why; and
- Whether you have recognized any increases or decreases in the carrying amount of redeemable common stock and, if so, how you accounted for the changes.

In addition, if it is not probable the common stock will become redeemable, please disclose why.

Income tax, page F-9

48. Please tell us whether you have recognized deferred tax assets and liabilities and related deferred income tax expense or benefits as stated in your accounting policy. If so, tell us the amount of deferred tax assets and liabilities recognized for each period presented and how deferred tax assets and liabilities are classified in your balance sheets. In addition, disclose the information required by paragraphs 43 – 48 of SFAS 109 or tell us why disclosure is not required. If you have not recognized deferred tax assets and liabilities, please tell us why.

Note C – Offering, page F-10

49. With cites to relevant accounting literature, tell us your basis in GAAP for measuring the option sold to the underwriters based on cash consideration received as opposed to the fair value of services received or the fair value of the equity securities issued. Refer to SFAS 123(R). In addition, tell us whether the value of the option is considered an expense of the offering and the facts and circumstances that support your conclusion.

Note D – Related Party Transactions, page F-11

50. Please disclose the pertinent rights and privileges of the warrants sold in the private placement including the term and exercise price. Refer to SFAS 129.

Consolidated Financial Statements of Technology Partners International, Inc. and Subsidiaries

51. Please present comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. In this regard, it does not appear that net income is equal to comprehensive income for each of the periods presented due to foreign currency translation adjustments. Please refer to paragraphs 22 - 25 and Appendix B of SFAS 130.

Consolidated Balance Sheets, page F-15

52. Please revise to state separately the amounts of accounts receivable from related parties disclosed in Note 13. Refer to Section A, paragraph 5 of Chapter 1 of ARB 43.

Note 1. Business and Organization , page F-20

53. Please tell us in detail why the transaction with MCP-TPI Holdings, LLC disclosed in the second paragraph qualifies as a financial restructuring-recapitalization for which no change in accounting basis is appropriate. In doing so, please specifically address the scope of SFAS 141 and if relevant the provisions of EITF 88-16.

Note 2. Summary of Significant Accounting Policies, page F-20

Revenue Recognition, page F-22

54. It appears that SOP 81-1 applies to service transactions that are essential to the construction or production of tangible property, such as design, engineering, procurement and construction management services. Please explain to us why you believe SOP 81-1 applies to your service transactions under fixed fee contracts. Refer to paragraphs 11 – 14 of the pronouncement. In addition, please explain to us in detail what consideration you gave to the requirements of EITF 00-21 and how you assessed whether the deliverables in your service contracts represent one unit of accounting versus separate units of accounting. Finally, please tell us in detail why you believe your revenue recognition policies comply with GAAP citing relevant authoritative literature. A discussion of your revenue recognition policies in light of criteria discussed in SAB Topic 13 might be useful to our understanding. Notwithstanding, you should revise your disclosure to clarify the criteria used to determine when revenue is realized or realizable and earned under the terms of your service contracts.

Stock Based Compensation, page F-25

55. Please revise to clarify whether or not you applied the modified prospective transition method in adopting SFAS 123(R) including the provision to recognize compensation costs for the portion of awards for which the requisite service had not been rendered that were outstanding as of the effective date based on the grant-date fair value of those awards as calculated under the minimum value method for pro forma disclosures under SFAS 123. Refer to paragraph 74 of SFAS 123(R). Please also clarify the vesting terms of your stock-based compensation awards. In that regard, we note your disclosure on pages F-33 and F-34 that awards vest over periods ranging from one to four years and annually over a 5 year period. Additionally, in light of the vesting provisions disclosed on pages F-33 and F-34, please explain to us why awards granted under your stock-based compensation plans are only fully vested and exercisable upon a liquidity event, and clarify your disclosure as appropriate.

56. Please tell us why the awards granted under your stock-based employee compensation plans discussed in Note 10 on page F-32 do not have a measurement date as defined in SFAS 123(R). In this regard, it appears that the equity share price and other pertinent factors that enter into measurement of the total recognized amount of compensation cost for the awards are fixed. In addition, tell us in detail why your accounting complies with SFAS 123(R). We are particularly interested in understanding how you determine the grant date, the service inception date and the requisite service period of the awards granted under your stock-based compensation plans and your basis for not recognizing stock-based compensation costs as a result the condition affecting exercisability. In your response specifically address the provisions contained in paragraphs 39 – 49, A49 – A74 and A77 – A85 as applicable.

Note 13. Related-Party Transactions, page F-36

57. Please disclose the nature of the related party relationships and a description of the revenue and expense transactions. Refer to paragraph 2 of SFAS 57.

Form 10-K Filed March 30, 2007 and Form 10-Q filed May 14, 2007

58. Please address the comments above as applicable.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 with questions on the accounting comments. Please contact Matthew Benson, Attorney-Advisor, at (202) 551-3335, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David Dwyer, Esq.
Fax: (212) 455-2502